EXHIBIT 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2009

The following management’s discussion and analysis (“MD&A”), which is dated as of March 29, 2010, provides a review of the activities, results of operations and financial condition of Banro Corporation (the “Company”) as at and for the financial year ended December 31, 2009 (“fiscal 2009”) in comparison with those as at and for the financial year ended December 31, 2008 (“fiscal 2008”), as well as future prospects of the Company.  This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2009 and fiscal 2008.  As the Company’s consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified.  Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of capital costs, future gold production (including the timing thereof), mineral resource and mineral reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated mineral resources or mineral reserves (the Company's mineral resource and mineral reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks involved in the gold exploration and development industry.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in the acquisition, exploration and development of gold properties.  The Company’s main exploration and development focus is in the South Kivu and Maniema Provinces of the DRC where the Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold projects, Twangiza, Namoya, Lugushwa and Kamituga.  As well, the Company’s wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa projects, covering an area of 2,638 square kilometers.

During fiscal 2009 and up to the date of this MD&A, the Company continued its exploration activities at its Twangiza, Namoya and Lugushwa projects and began the process of developing the Twangiza property.  Exploration activities focused on the delineation of several new mineral prospects which have been identified at Twangiza, Lugushwa and Namoya and within its 14 exploration permit areas.  This exploration program consists of diamond and auger drilling, gridding, mapping, and soil, stream and rock sampling.  No ground exploration was undertaken with respect to the Company’s Kamituga project and the 14 exploration permit areas.

In February 2009, the Company completed a financing involving the issuance of 10,000,000 common shares of the Company at a price of $1.40 per share for gross proceeds of $14,000,000.  This financing, which was non-brokered, was made under a prospectus supplement to the Company's base shelf prospectus dated September 11, 2008 (the "Shelf Prospectus").

In June 2009, the Company completed a financing involving the issuance of 43,479,000 common shares of the Company at a price of Cdn$2.30 per share for gross proceeds of Cdn$100,001,700 ($86,357,254).  This financing was made under a prospectus supplement to the Company's Shelf Prospectus and conducted through a syndicate of underwriters co-led by GMP Securities L.P. and CIBC World Markets Inc.

In August 2009, the Company reported in a press release that the government of the DRC has ratified, with minor modification, the fiscal agreement reached between the government and the Company in February 2009 (for additional information with respect to this fiscal agreement, reference is made to the Company’s August 11, 2009 press release which has been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov).  The Company continues to receive full cooperation and support from the DRC’s central and provincial governments as it moves forward to develop its gold projects in the DRC.

Twangiza Project

The Company’s Twangiza project is located approximately 41 kilometres southwest of the town of Bukavu in the South Kivu province of the DRC and consists of six exploitation permits covering an area of 1,156 square kilometres.

Twangiza Exploration

The current exploration at Twangiza commenced in October 2005, and to date a total of 335 diamond drill holes have been completed.  The program has included the extensive geological mapping along the 3.5 kilometre long resource delineation, of the north trending mining target, which hosts the two principal deposits of Twangiza Main and Twangiza North.  During 2009, exploration at Twangiza consisted of diamond and auger drilling, gridding, mapping, and soil, stream and rock sampling.

In January 2009, the Company announced updated independent mineral resource estimates for the Twangiza project.  SRK Consulting (UK) Limited (“SRK (UK)”) prepared these estimates, which are set out in Table I below.  Martin Pittuck, C.Eng, who is an employee of SRK (UK), was the “qualified person” (as such term is defined in National Instrument 43-101) for the purpose of these estimates.

The current mineral resource estimates for Twangiza are summarized as follows:

Table I

Mineral Resource Category	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Measured	17.20	2.40	1.32
Indicated	90.30	1.50	4.28
Measured & Indicated	107.50	1.60	5.60

Inferred	8.20	1.70	0.40
(Using a 0.5 g/t Au cut-off).

Also in January 2009, the Company announced the results of the feasibility study of the Twangiza project.  The feasibility study was prepared with input from a number of independent consultants including SRK (UK) - (Mineral Resource), SRK Consulting (South Africa) - (Mining, Mineral Reserves, Environmental and Social), SGS Lakefield (South Africa) - (Metallurgical testwork), Mintek (South Africa) – (Metallurgical test work), Knight Piésold (Canada) - (Hydro Power), AMEC Earth & Environmental (United Kingdom) - (Tailings and Water facilities) and SENET (South Africa) - (Processing Plant and Infrastructure).  SENET also undertook the economic valuation and report compilation for the study.

In May 2009, the Company announced results of the first phase of exploration at the newly-discovered Kaziba prospect, located approximately 11 kilometres east of the Twangiza Main and Twangiza North deposits.  Exploration work at the Kaziba prospect included geological mapping, soil sampling, and rock chip sampling of artisanal workings and outcrops.

In June 2009, the Company announced updated results of the feasibility study of the Twangiza project.   As part of the updated feasibility study, and based on the mineral resource estimates set out in Table I above, SRK Consulting (South Africa) (Pty) Ltd (“SRK (SA)”) prepared updated mineral reserve estimates for Twangiza, which are set out in Table II below.  H.G. (Wally) Waldeck and Mark Sturgeon, both of whom are employees of SRK (SA), were the "qualified persons" (as such term is defined in National Instrument 43-101), for the purpose of these mineral reserve estimates.

The current mineral reserve estimates for Twangiza are summarized as follows:

Table II

Reserve Category	Deposit	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Proven	Twangiza Main and North	15.98	2.35	1.21
Probable	Twangiza Main and North	66.48	1.56	3.33
Total Proven and Probable Reserves	Twangiza Project	82.46	1.71	4.54

Full details with respect to the Twangiza updated feasibility study, as well as additional information with respect to the Twangiza project, are contained in the technical report (the “Current Twangiza Technical Report”) of SENET dated July 17, 2009 and entitled “Updated Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo”.  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Company began a diamond drilling program in October 2009 on the Twangiza West flanking structure, where rock sampling and auger drilling results indicate the potential for economic mineralization occurring over a strike length of approximately one kilometre, immediately west of the Twangiza Main pit.  The initial drilling program comprises 12 holes (1,485 metres) on six 80-metre spaced lines covering the most promising 400 metres of strike. Five of the planned holes have been completed and drilling is continuing. Meanwhile, exploration continues at several prospective sites at the Twangiza project.  As a result of ongoing soil, rock chip and channel sampling activities and auger drilling, diamond drilling programs have been planned for the Twangiza East flanking structure, lying immediately east of the Twangiza Main pit.  Fieldwork is also progressing at the Kakeru Grid, the Karhundu area and a Radiometric Anomaly within close proximity of the Twangiza Main deposit and inside the Twangiza property.  Future fieldwork and drilling programs are planned for the Mufwa, Tshondo and Kaziba prospects, all within the Twangiza property.

In February 2010, the Company announced the results of the first phase of exploration at the newly discovered Ntula prospect, located approximately 30 kilometres north-northwest of the Twangiza Main and Twangiza North deposits.  The initial exploration work at Ntula included geological mapping, soil sampling and rock chip sampling of artisanal workings and outcrops.  The Ntula prospect is associated with several gold in soil anomalies along a strike length of 2,600 metres and extensions to the mineralized trend are indicated by anomalous stream sediment sampling results.  Exploration on the Ntula prospect is continuing by means of trenching and mechanical auger drilling, in order to test the bedrock mineralization causing the soil anomalies.  The possibility of auger drilling through the weathered basalt cover to test for possible easterly extensions to the mineralization will also be investigated.  Gridding will be extended to the north to cover the area of anomalous stream sediment results.  A diamond drilling program will be planned, based on the results of this exploration work.  Reference is made to the Company’s February 1, 2010 press release (a copy of which can be obtained from SEDAR at www.sedar.com and from EDGAR at www.sec.gov) for additional information with respect to the results of the first phase of exploration at the Ntula prospect.

Twangiza Development

The Company intends to develop Twangiza in phases, commencing with the construction of a "Phase 1" oxide mining operation, to be expanded in subsequent years.  To that end, in August 2009, the Company entered into an agreement to purchase a refurbished gold processing plant (the “plant”) capable of achieving an upgraded throughput capacity of 1.3 million tonnes per annum.  This acquisition closed in September 2009.  The plant comprises a crushing plant, two ball mills, carbon-in-pulp (CIP) section, gold room and a laboratory.  It is estimated that the total cost of purchasing and delivering the plant to Twangiza will be approximately $15.0 million.  Reference is made to the Company’s August 13, 2009 press release (a copy of which can be obtained from SEDAR at www.sedar.com and from EDGAR at www.sec.gov) for additional information with respect to this acquisition.

In September 2009, the Company announced the appointment of Standard Chartered Bank as the exclusive debt finance advisor for the Twangiza project.

In a press release dated November 2, 2009, the Company provided an update on construction preparation for Phase 1 at Twangiza, as well as on exploration at the Twangiza project.  The Company also reported progress with respect to arranging debt financing through Standard Chartered Bank.  It is planned that this process will be concluded by early July 2010.  Completion of the Twangiza Phase 1 project and the first pouring of gold are scheduled for the end of December 2011.

The Company began mobilizing equipment at Twangiza in January 2010 in order to facilitate the commencement of construction activities in February 2010, following the peak rainy season. The resettlement process involving all consultative activities with local community members and the construction of resettlement houses commenced during the fourth quarter of 2009.  It is anticipated that the actual implementation involving the physical movement of families from within and around the potential plant site will commence in March 2010.  Work on bridge upgrades and roads to the Twangiza site commenced in February 2010.

Namoya Project

The Namoya project consists of one exploitation permit covering an area of 174 square kilometres and is located in the Maniema Province in the east of the DRC approximately 225 kilometres southwest of the town of Bukavu.

The Company commenced exploration at Namoya in December 2004.  To date, 210 diamond drill holes totalling 34,382 metres (and 82 historical underground drill holes) have been completed together with extensive re-sampling of old mine adits along the 2.5 kilometre long, northwest trending mineralized zone which hosts the four main separate deposits of Mwendamboko, Muviringu, Kakula and Namoya Summit.  Exploration is continuing to assess a number of other prospects, namely Kakula West, Seketi, Kangurube, Matongo and Filon B, all within two kilometres of the four main deposits, to further increase oxide ounces for the heap leach project.  During 2009, exploration at Namoya consisted of auger drilling, gridding, mapping, and soil, stream and rock sampling within the new prospects of Kangurube, Longwe grid, Isumo grid, Nyamele grid, Lusako grid and Kimpala grid.

In a press release of the Company dated March 11, 2009 (a copy of which can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov), the Company announced updated independent mineral resource estimates for Namoya (with an effective date of March 11, 2009), which are set forth in the table below, using a 0.4 g/t Au cut-off grade.  SRK (UK) prepared these estimates for Namoya.  Martin Pittuck, C.Eng, who is an employee of SRK (UK), was the “qualified person” (as such term is defined in National Instrument 43-101) for the purpose of these estimates.

The current mineral resource estimates for Namoya are summarized as follows:

Mineral Resource Category	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Measured	4.68	2.50	0.37
Indicated	12.76	1.80	0.75
Inferred	8.46	1.50	0.41

Additional information with respect to the Namoya project is contained in the technical report dated August 17, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo".  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Lugushwa Project

The Lugushwa project consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC.

In total, the Company has completed 97 core holes totalling 16,333 metres of drilling at Lugushwa since the commencement of drilling in 2006.  Additional core drilling is required in order to complete a preliminary economic assessment (i.e. a “scoping study”) of the Lugushwa project.  The scoping study for Lugushwa, which was originally planned to be completed by the end of the second quarter of 2009, is now being delayed until additional financing is secured to resume a drilling program at Lugushwa.

During 2009, exploration at Lugushwa focused on extending the Lugushwa grid and included an extensive auger drilling, trenching, and soil, rock and stream sampling program which has successfully identified new targets for follow-up drilling.

Additional information with respect to the Lugushwa project, including the current mineral resource estimates, is contained in the technical report of Michael B. Skead dated March 30, 2007 and entitled "Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo".  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Other Projects

The Company has further progressed work on the LiDAR, Airborne Magnetic and Radiometric Surveys that were completed in June 2008 over all of the Company's properties, including the areas covered by 12 exploration permits held by the Company's DRC subsidiary, Banro Congo Mining SARL ("Banro Congo"), and the Kamituga project properties.  Interpretation and analyses work will continue in order to identify additional targets across all of the Company's properties.

Principal Exploration and Development Objectives for 2010

Exploration

For fiscal 2010, the Company will focus on increasing its resource base by the delineation of several new mineral prospects which have been identified at Twangiza, Lugushwa, and Namoya and within the Banro Congo exploration permit areas.  The Company intends to commence field work on the Kamituga property and on the Banro Congo exploration permit areas.  In addition, during fiscal 2010 the Company will continue to define target infill drilling in order to secure additional recoverable ounces for the heap leach option at Namoya and Lugushwa while working toward the completion of a full feasibility study for the Namoya project and a scoping study for the Lugushwa project.

Development

During fiscal 2010, the Company intends to continue the construction of Twangiza Phase 1  with expected completion and first production of gold scheduled for December 2011. To reach this overall objective, the Company has planned to complete the plant and tailings management facility site selections as well as the selection of all associated design work by the end of the second quarter of 2010. The local community resettlement process which commenced during the fourth quarter of 2009 is expected to be advanced and completed by the end of fiscal 2010 along with the associated housing, community facilities and access roads. In January 2010, the Company commenced mobilizing earthmoving and other construction equipment necessary to commence the construction of access roads and associated civil, plant and project camp construction works which are expected to be completed during the second and third quarters of 2010. Structural steel and plate works are scheduled to commence during the third quarter of 2010 in order to accommodate the arrival and subsequent setting up of the Company’s refurbished gold process plant from Australia during the fourth quarter of 2010.

Qualified Person

Daniel K. Bansah, the Company's Vice President, Exploration and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Certain terms are used in this MD&A, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Selected Annual Information

The Company is in the mineral exploration and development business, has not commenced mining operations, and has not generated any operating revenues to date.  The Company expects to generate revenue upon completion of Twangiza Phase 1 by the end of 2011.  The following financial data, which has been prepared in accordance with Canadian generally accepted accounting principles, is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years.

	2009	2008	2007

Net loss	$4,764,669	$8,470,492	$4,315,805
Net loss per share	$0.06	$0.19	$0.11
Mineral properties	$123,521,370	$105,891,819	$64,087,344
Total assets	$206,061,806	$115,274,121	$100,856,360

For fiscal 2009, the Company’s net loss decreased by approximately 44% compared to the net loss reported for fiscal 2008.  The loss during fiscal 2009 was significantly impacted by the following: (a) a foreign exchange gain of $7,442,365 during fiscal 2009 compared to a foreign exchange loss of $709,115 during fiscal 2008; (b) a loss of $1,237,344 during fiscal 2009 in relation to the reduction in the value of the Company’s investment in BRC DiamondCore Ltd. (“BRC”), a diamond exploration company in the DRC; and (c) a loss in the amount of $3,286,153 with respect to the Company’s debt settlement with BRC. Total assets of the Company increased significantly as a result of additional financings completed.

For fiscal 2008, the Company’s net loss increased by approximately 96% compared to the net loss reported for fiscal 2007.  The Company’s net loss for fiscal 2008 was significantly impacted by the following: (a) decreased interest income ($433,560 during fiscal 2008 compared to $2,007,426 during fiscal 2007); (b) increased salary expenses ($2,101,014 during fiscal 2008 compared to $1,653,228 during fiscal 2007); (c) decreased stock-based compensation issued to employees and directors of the Company ($1,429,438 during fiscal 2008 compared to $5,734,295 during fiscal 2007); and (d) a foreign exchange loss of $709,115 during fiscal 2008 compared to a foreign exchange gain of $3,276,337 incurred during fiscal 2007. In addition, during fiscal 2008 the Company recorded a gain on dilution of interest of $11,363,090 and an impairment loss of $13,247,753 in connection with the Company’s investment in BRC.

Results of Operations

The Company’s operations in fiscal 2009 ended with a net loss of $4,764,669, or $0.06 per share, compared to a net loss of $8,470,492, or $0.19 per share, incurred in fiscal 2008.  During fiscal 2009, significant changes in operating expenses occurred in the expense categories described below as compared to fiscal 2008:

Professional fees
Professional fees, which included mainly legal, audit and accounting fees, increased by $180,528 from $686,249 in fiscal 2008 to $866,777 in fiscal 2009.  Legal fees were incurred in connection with the Company's general corporate activities and compliance with securities regulatory requirements.  During fiscal 2009, the Company incurred additional audit and legal fees associated with increased activities of the Company.

Consulting fees
Consulting fees increased to $278,337 in fiscal 2009 from $651 in fiscal 2008 due to the signing of new consulting agreements in connection with the Company’s strategic planning and other corporate advice during fiscal 2009. No such consulting agreements existed during fiscal 2008. In addition, an amount of $92,116 included in consulting was in relation to stock-based compensation issued to consultants during fiscal 2009.

Office and sundry
Office and sundry expenses increased by $153,625 to $1,048,148 during fiscal 2009 from $894,523 recorded during fiscal 2008, due mainly to increased government fees and taxes, specifically with respect to a reassessment of the Ontario Employer Health Tax.  Office and sundry expenses includes items such as rent, filing fees, insurance, communication costs as well as government fees and taxes.

Employee stock-based compensation
The fair value of employee stock-based compensation accrued during fiscal 2009 increased to $2,004,381 from $1,429,438 accrued during fiscal 2008, as a result of additional stock option grants during fiscal 2009 as compared to fiscal 2008.

Travel
Travel expenses increased by 18% from $557,466 in fiscal 2008 to $657,273 in fiscal 2009 reflecting increased visits (mostly during the second quarter of 2009) to the Company's projects in the DRC and other corporate activities in relation to the financing and construction of Twangiza Phase 1.

Foreign exchange gain/loss
The Company recorded a foreign exchange gain of $7,442,365 in fiscal 2009 compared to a foreign exchange loss of $709,115 in fiscal 2008, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Interest income
The Company’s idle cash is invested in US$ and Cdn$ commercial papers and discount notes.  During fiscal 2009, these short term investments generated interest revenue of $151,016 compared to $433,560 generated in fiscal 2008.  Interest revenue recorded decreased significantly from fiscal 2008 to fiscal 2009 as interest rates have decreased significantly during the same period.

Exploration and Development Expenditures

During the year ended December 31, 2009, the Company incurred exploration and development expenditures of $17,629,551 capitalized as mineral properties in the Company’s consolidated balance sheet.  The allocation of such exploration and development expenditures by project was as follows:

Twangiza project	$10,569,911
Namoya project	3,628,572
Lugushwa project	3,048,586
Kamituga project	96,211
Banro Congo Mining SARL	286,271

Total	$17,629,551

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the quarters of fiscal 2009 and fiscal 2008.  This financial information has been prepared in accordance with Canadian generally accepted accounting principles.

	2009
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net (loss) income	$(5,815,537)	$4,548,955	$(2,151,495)	$(1,346,592)
Net (loss) income per share	$(0.05)	$0.04	$(0.03)	$(0.02)
	2008
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net (loss) income	$(7,020,263)	$(1,499,979)	$(9,555,016)	$9,604,766
Net (loss) income per share	$(0.16)	$(0.04)	$(0.24)	$0.24

During the fourth quarter of 2009, the Company incurred a net loss of $5,815,537 which was mainly due to the following:  (a) a loss in the amount of $3,286,153 with respect to the BRC debt settlement (b) a loss in the amount of $1,237,344 in relation to reduction in the value of the Company’s investment in BRC (c) the recording of an equity loss in BRC of $215,154 and (d) a foreign exchange gain of $1,180,851 recorded in the fourth quarter of 2009.
During the third quarter of 2009, the Company recorded net income of $4,548,955 compared to a net loss of $2,151,495 recorded for the second quarter of 2009.  The Company’s results for the third quarter ended September 30, 2009 were significantly impacted by a foreign exchange gain of $6,548,929 as a result of fluctuations in the value of the United States dollar relative to the Canadian dollar.  During the second quarter of 2009, the Company recorded a net loss of $2,151,495 compared to a net loss of $1,346,592 reported for the first quarter of 2009.  The increase in the net loss recorded during the second quarter of 2009 as compared to the first quarter of 2009 was mainly due to increased government fees and taxes, foreign exchange loss and consulting fees.  The Company recorded a net loss of $1,346,592 during the first quarter of 2009 compared to a net loss of $7,020,263 recorded during the fourth quarter of 2008.
During the fourth quarter of 2008, the Company recorded a net loss of $7,020,263 compared to a net loss of $1,499,979 incurred during the third quarter of 2008.  The results in the fourth quarter were significantly impacted by a $5,106,373 write down of the Company’s equity investment in BRC.  During the third quarter of 2008, the Company recorded a net loss of $1,499,979 compared to a net loss of $9,555,016 reported in the second quarter of 2008.  During the second quarter of 2008, the Company recorded a net loss of $9,555,016 compared to net income of $9,604,766 reported for the first quarter of 2008.  The Company’s results in the second quarter of 2008 were significantly impacted by the write down of its investment in BRC by $8,141,380 due to a decline in value which was considered to be other than temporary.  In addition, during the second quarter of 2008, the Company recorded foreign exchange gain of $121,543 compared to foreign exchange loss of $381,115 recorded during the first quarter of 2008.  The income recorded in the first quarter of 2008 was mainly the result of the recognition by the Company of a gain on dilution of equity interest in of BRC of $11,363,090, as a result of the reduction of the Company’s equity interest in BRC from 27.43% to 14.55%.

Liquidity and Capital Resources

As at December 31, 2009, the Company had cash and short term investments of $66,016,003 compared to cash and short term investments of $2,353,600 as at December 31, 2008.  The Company’s liquidity position was significantly improved during the second quarter of 2009 as the Company completed a financing involving the issuance of 43,479,000 common shares of the Company at a price of Cdn$2.30 per share for gross proceeds of Cdn$100,001,700 ($86,357,254).  In addition, in February 2009, the Company completed a financing involving the issuance of 10,000,000 common shares of the Company at a price of $1.40 per share for gross proceeds of $14,000,000.  Thus $94,703,939 of cash, net of issuance costs was received during the year.

During fiscal 2009, the Company spent $18,031,968 in exploration and development expenditures, which included payments of accounts payables amounting to $1,714,024 (compared to $40,782,093 spent in exploration expenditures during fiscal 2008). In addition, during fiscal 2009 the Company spent $8,687,455 on capital assets (compared to $461,182 spent during fiscal 2008) to carry on its projects in the DRC (the 2009 figure includes the cost of purchasing the gold plant; see the disclosure under "Twangiza Project" above).  During fiscal 2009, the Company began the process of developing the Twangiza property and continued its exploration activities at Twangiza, Lugushwa and Namoya which consisted of diamond and auger drilling, gridding, mapping, and soil, stream and rock sampling.

The Company intends to implement a phased approach for the development of the Twangiza project with the purchase of a refurbished gold processing plant capable of achieving an upgraded throughput capacity of 1.3 million tonnes per annum. The initial capital cost estimate of Phase 1, which will focus on oxide mining operations, was $145 million. Final capital cost for Phase 1 will be dependent on the final plant, tailings management facility and camp site selections and will be reviewed and adjusted once these sites are selected and designs and contingencies are finalized.

The Company has a proposed operating budget for 2010 of approximately $138,960,813 in the aggregate, allocated as follows:

Twangiza project	$120,739,892
Namoya project	2,101,436
Lugushwa project	2,142,396
Kamituga project	1,069,342
Banro Congo Mining SARL	930,441
Administration and office support	11,977,306

Total	$138,960,813

The expenditures proposed for 2010 for the Twangiza project as set out above include expenditures for the continuation of the construction of Twangiza Phase 1.  The Company will require significant financing in order to carry out its proposed 2010 operating budget, including its plan to continue the construction of Twangiza Phase 1.  In addition to having to raise additional funds, the actual expenditures incurred during 2010 at each project will also be dependent in part on the exploration results achieved during 2010.  As well, the Company will require significant additional financing in order to complete the construction of Twangiza Phase 1 by the end of 2011 and to carry out plans to fully develop its projects (see the table below for the estimated capital costs for the full development of the Twangiza project; feasibility studies in respect of the Company's other projects have not yet been completed).  The Company has no operating revenues and is wholly reliant upon external financing to fund its activities.  There is no assurance that such financing will be available on acceptable terms, if at all.  If the Company is unable to raise the financing required in respect of Twangiza Phase 1, construction of Twangiza Phase 1 will be suspended.

The Company’s estimated capital costs for the full development of the Twangiza project, as outlined in the updated Twangiza feasibility study (reference is made to the Current Twangiza Technical Report for additional information in respect of these estimates), are summarized as follows:

Capex Summary	($ millions)

Mining	$79
Process Plant	150
Infrastructure	51
Management Costs	61
$341
Contingency	36
Total Capital Costs	$377
Hydro Power Costs	67
$444

Contractual Obligations

Currently, the Company has no significant long term contractual obligations and no long term debt, other than as described in the following table:

Contractual Obligations	Payments due by period
	Total	Less than one year	One to three years	Four to five years	After five years

Operating leases	$160,915	$145,915	$15,000	$-	$-

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the Company’s financial statements include estimates related to the recoverability of deferred exploration expenditures and the assessment of other than temporary declines in investments.

The Company uses EIC-174 “Mining Exploration Costs” as a guide in determining if there is an impairment in mineral properties which could affect the recoverability of the deferred exploration expenditures.  Thus far, there has never been an indication for an impairment test to be performed.

At December 31, 2009, there were no longer investments that were assessed for other than temporary declines.  All investments are accounted for using the equity method.

In addition, other critical estimates include the assumptions used in the calculation of the fair value of stock-based compensation.  The Company used the Black-Scholes option pricing model to determine the fair value of stock options granted during the year.  This model requires the Company to make reasonable assumptions in order to derive parameters such as expected volatility of the Company’s shares, the expected life of the option and interest rates, all of which are based on historical information.  Future behaviors of these parameters are beyond the Company’s control, and thus, may be significantly different from the Company’s estimates.

The values of all stock options granted during fiscal 2009 were estimated, using the Black-Scholes option-pricing model, based on the following factors:

-	risk-free interest rate: 1.35% to 1.90% (2008 – 2.02% to 2.83%) which is based on the Canadian Zero Coupon Bond Rate;
-	expected volatility: 92.51% to 104.91% (2008 – 72.22% to 79.84%) which is based on the Company’s stock price over 2 years;
-	expected life: 2-3 years (2008 – 3 years);
-	expected dividends: $Nil (2008 - $Nil).

Recent Accounting Pronouncements

Business Combinations

In January 2009, the Canadian Institute Chartered Accountants (“CICA”) issued accounting standard Section 1582, “Business Combinations”, which is effective for business combinations with an acquisition date after January 1, 2011.  The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure.  Additionally, as part of the application of Section 1582, companies will be required to adopt CICA handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”.  These sections will require that a non-controlling interest be presented as part of shareholders’ equity on the balance sheet and the controlling parent will be required to present 100 percent of the subsidiary’s results in the statement of operations and present the allocation between controlling and non-controlling interest.  These standards will be effective January 1, 2011, with early adoption permitted.  The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011.  The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.  The AcSB has confirmed January 1, 2011 as the date that IFRS will replace Canadian GAAP for publicly accountable enterprises.  As a result, the Company will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS.  Adoption of IFRS in place of Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact the reported financial position and results of operations.

IFRS Transition Plan

During fiscal 2009, the following steps were completed as part of the formal IFRS transition plan:

•	A formal project structure including project governance
•	An estimate of required resources (combination of internal and external)
•	A detailed timeline for fiscal 2009 and 2010
•	A proposed training program
•	A comprehensive analysis and review of all IFRS 1 elections

In addition, the Company began a comprehensive analysis of Canadian GAAP and IFRS differences as well as an assessment of the impact on operations, data systems and internal controls over financial reporting.

The Company has identified areas noted below as those expected to have the most significant impact on the financial statements.  The differences are based on IFRS standards effective as at the date of this MD&A.  The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects underway.  The Company’s transition plan includes monitoring actual and anticipated changes to IFRS and related rules and regulations and assessing the impacts of these changes on the Company and its financial statements, including expected dates of when such impacts are effective.  Key differences identified as of the date of this MD&A are as follows:

Impairment of Property, Plant and Equipment

Under Canadian GAAP, whenever the estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values.  Under IFRS, IAS 36 Impairment of Assets (“IAS 36”) requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair values less costs to sell or value in use, is less than carrying amount.  The impairment charge under IFRS is equal to the amount by which the carrying amount exceeds the recoverable amount.  The difference in testing and determining an impairment may result in more frequent impairment charges, where carrying values of assets may have been supported under Canadian GAAP on an undiscounted cash flow basis, but cannot be supported on a discounted cash flow basis.

IAS 36 also requires the reversal of any previous impairment losses where circumstances requiring the impairment charge have changed and reversed.  Canadian GAAP does not permit the reversal of impairment losses in any circumstance.

Property, Plant and Equipment

Under Canadian GAAP, costs incurred for property, plant and equipment on initial recognition are allocated to significant components when practicable.  Costs incurred subsequent to the initial purchase of property, plant and equipment are capitalized when they constitute a betterment, which occurs when the productive capacity or useful life of an existing asset is increased or when the associated operating costs is decreased.  Otherwise, these costs are expensed.  Under IAS 16 Property, Plant and Equipment, costs incurred for property, plant and equipment on initial recognition are allocated to significant components, capitalized and depreciated separately over the estimated useful lives of each component.  Practicability of allocating to significant components is not considered under IFRS.  Costs incurred subsequent to the initial purchase of property, plant and equipment are capitalized when it is probable the future economic benefits will flow to the Company over a period and the costs can be measured reliably.  Upon capitalization, the carrying amount of components replaced, if any, are derecognized.  The Company is still analyzing its property, plant and equipment to determine if an opening IFRS balance sheet adjustment is necessary.

Share Based Payments

The Company has examined IAS 2 Share Based Payments (“IAS 2”) and has determined the following differences compared to Canadian GAAP: 1) Installment vesting periods – Under IAS 2, each new installment must be treated as a separate issue and therefore be measured at the fair value at each vesting period; 2) Forfeitures – Management is required to estimate expected forfeitures of all option grants.  For any unvested options, the fair value will be recalculated using IFRS guidance upon adoption.

Other Accounting Policies

The Company continues to evaluate the impact of IFRS adoption on other areas, which may result in significant differences from current Canadian GAAP accounting policies.

Accounting Changes

Financial Instruments - Disclosures

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply to annual financial statements for fiscal years ending after September 30, 2009 of the audited consolidated financial statements of the Company for fiscal 2009 (the “Annual Financial Statements”).

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the first quarter of 2009 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of the Company’s financial assets or liabilities.

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, "Mining Exploration Costs" which provides guidance to mining enterprises related to the accounting of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs.  The accounting treatments provided in EIC-174 have been considered in the preparation of the Annual Financial Statements and did not have any additional impact on the valuation of the Company’s exploration assets.

Goodwill and Intangible Assets

In February 2008, the CICA issued accounting standard Section 3064, “Goodwill and intangible assets”, replacing Section 3062 “Goodwill and intangible assets” and Section 3450, “Research and development costs”.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Section 3064 is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company adopted this standard commencing in the 2009 fiscal year.  The adoption did not have a significant impact in the Annual Financial Statements.

Financial Instruments

Fair Value of Financial Instruments

The balance sheet carrying amounts for cash, accounts receivable, short-term investments, restricted cash and accounts payable approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign Exchange Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars and in Congolese francs. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations and other comprehensive loss. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.  See Note 13 of the Annual Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and short-term investments. Cash as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 by credit rating agencies such as the DBRS (Dominion Bond Rating Service).  Management continuously monitors the fair value of its investments to determine potential credit exposures.

Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments.  Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries operations.  See Note 13 of the Annual Financial Statements for additional details.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in short term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Mineral Property Risks

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series.  As at March 26, 2010, the Company had outstanding 105,961,938 common shares, warrants to purchase an aggregate of 6,000,000 common shares and stock options to purchase an aggregate of 7,259,750 common shares.

Related Party Transactions

During fiscal 2009, directors fees of $120,000 (2008 - $115,000) were paid to non-executive directors of the Company.  During fiscal 2009, legal fees of $743,712 (2008 - $765,780), incurred in connection with the Company’s financings as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At December 31, 2009, $29,772 (2008 - $87,195) owing to this legal firm was included in accounts payable.

These related party transactions occurred in the normal course of operations and were measured at the exchange value.

As at December 31, 2009, an amount of $12,954 was due to BRC with respect to the Company’s share of common expenses in the DRC.  In addition, RBC Dominion Securities Inc. (the “Lender”) provided BRC a Cdn$6,000,000 line of credit (the “Facility”). The Facility was first made available to BRC in October 2007 originally in the amount of Cdn$3,000,000 and subsequently increased to Cdn$6,000,000 in February 2008. Having regard to the Company's investment in BRC, the Company agreed to act as guarantor of the Facility. The said guarantee was secured by way of a pledge of the Company’s investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement dated as of October 29, 2007 pursuant to which BRC agreed to repay all amounts outstanding under the Facility and to terminate the Facility by July 28, 2008. In September 2009, the Company advanced to BRC an amount of $5,974,824 (Cdn$6,337,991) required to pay in full all of BRC’s outstanding indebtedness to the Lender previously guaranteed by the Company. These funds were advanced by the Company under the terms and conditions of a promissory note repayable on demand and bearing interest based on the Royal Bank of Canada prime rate plus 1% per annum. In November 2009, the Company entered into a debt settlement agreement with BRC with respect to the amount of Cdn$6,337,991 (the “Debt”) owed to the Company by BRC. Under this agreement, the Company accepted in full satisfaction of the Debt 31,689,955 common shares in the capital of BRC (the “Debt Shares”) issued by BRC from treasury.  As a result of this debt settlement transaction, the Company’s equity investment in BRC increased from 14.35% to 39.63% of the issued and outstanding shares of BRC.  Two directors of the Company have a call option on the Debt Shares, exercisable until April 15, 2011, which provides them with the right to require the Company to sell all of the Debt Shares to the said directors for an aggregate purchase price of Cdn$5,070,392.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects.  The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.  In recent years, the DRC has experienced two wars and significant political unrest.  Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

The only sources of future funds for further exploration programs or, if applicable, for the development of economic ore bodies and the placing of them into commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development.  There is no assurance that such sources of financing will be available on acceptable terms, if at all.  The Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration or development stage only.  The Company currently operates at a loss and does not generate any revenue from operations.  The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate.  Few properties which are explored are ultimately developed into producing mines.  Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site.  It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

The Company's mineral resources and mineral reserves are estimates and no assurances can be given that the indicated levels of gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.  In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if applicable, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely.  The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted.  As the Company is only at the exploration and development stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency.  Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses.  During fiscal 2009 and fiscal 2008, the Company recorded a foreign exchange gain of $7,442,365 and a foreign exchange loss of $709,115, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar.  No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company's annual information form dated March 26, 2010 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2009, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2009, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. As at December 31, 2009, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting during the year ended December 31,2009, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.